

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Billie S. Flaherty
Senior Vice President, General Counsel and Secretary
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

> **Re: Chemtura Corporation**
> **Registration Statement on Form S-4**
> **Filed March 10, 2011**
> **File No. 333-172710**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2011**
> **File No. 001-15339**

Dear Ms. Flaherty:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note that you are registering the 7.875% Senior Notes due 2018 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Incorporation by Reference, page i

2. Please revise the last paragraph of this section to specify that security holders must request the information no later than five business days before the date they must make their investment decision. Please also revise the last paragraph to specify, in highlighted text, the date by which security holders must request the information. See Item 2(2) of Form S-4.

Cautionary Statement Regarding Forward-Looking Statements, page iii

3. Please be advised that the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise the first sentence to delete references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Market Data, page iv

4. Please revise your disclosure to delete the statements in the last two sentences of the paragraph since you are responsible for the information you provide in the prospectus.

Prospectus Summary, page 1

The Exchange Offer, page 6

5. Please be advised that it is inappropriate to state that you are providing an incomplete summary about the exchange offer. Please revise the first italicized sentence to remove the implication that your summary is incomplete.

Description of the Exchange Notes, page 32

Change of Control, page 36

6. Please revise to disclose that any repurchase offer made pursuant to the change in control provisions will comply with any applicable regulations under the federal securities laws, including Rule 14e-1 under the Exchange Act.

The Exchange Offer, page 89

Expiration Date; Extensions; Amendments, page 92

7. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the

expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

9. We note the disclosure that you will make prompt delivery of exchange notes for all notes properly tendered and accepted for exchange in the exchange offer. Please revise here and throughout to state that you will issue the new exchange notes or return the old notes promptly after expiration rather than after acceptance. See Exchange Act Rule 14e-1(c).

Conditions to the Exchange Offer, page 92

10. We note that you may determine in your "sole judgment" whether certain offer conditions have occurred or are satisfied. Please revise your disclosure to include an objective standard for the determination of whether a condition has been satisfied.

11. We note your statement on page 93 that all conditions to the exchange offer must be satisfied or waived prior to acceptance of the old notes. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language accordingly.

Certain Material U.S. Federal Income Tax Considerations, page 98

12. Please revise the section heading and the first sentence of the first paragraph to delete "certain" so that it is clear that you are discussing the material U.S. federal income tax considerations relating to the exchange offer.

Exhibit Index, page II-18

13. Please file a statement of eligibility of trustee on Form T-1 as an exhibit to the registration statement. See Item 601(b)(25) of Regulation S-K.

Exhibit 5.1

14. We note counsel's statement in the first carryover paragraph on page 3 of the opinion. Since counsel is opining with respect to Delaware law, it is inappropriate to state that

counsel is not qualified to practice law in Delaware and further provide limitations to its opinion with respect to Delaware law.  Please have counsel revise its opinion to remove the qualification and limitations.

Exhibit 5.2

15. Please delete as inappropriate the assumption in Section 4a. of the opinion.  The existence of any agreements between the parties to the Exchange Documents that vary the accuracy or validity of the Exchange Documents is a fact readily ascertainable by counsel.

16. We note that counsel has refrained from providing an opinion regarding certain issues relating to the impact the dissolution of Weber City Road LLC may have on the enforceability of the Exchange Documents and whether such dissolution will result in a default under any of the Exchange Documents.  Please tell us whether there are current plans to file a Certificate of Dissolution to dissolve the entity.  If so, please tell us the impact, if any, the dissolution will have upon the registered notes you are offering pursuant to the prospectus.

17. Counsel has provided in Section 5b. numerous carve-outs with respect to its opinion.  For each item in this section, please have counsel explain to us why it is necessary to carve-out the item from its opinion.

18. We note that the opinion is limited to the date provided in the opinion with no prospective effect.   Please have counsel file an updated opinion before requesting acceleration for effectiveness.

Exhibits 10.7 and 10.9

19. We note that you have incorporated these exhibits by reference to Exhibit 4.5 to a Form 8-K filed on August 27, 2010 and Exhibit 4.1 to a Form 8-K filed on November 12, 2010.  However, we note that the filed $295,000,000 Senior Secured Term Facility Credit Agreement dated August 27, 2010 and $275,000,000 Senior Secured Revolving Facility Credit Agreement dated November 10, 2010 do not contain the exhibits and schedules thereto.  Please amend both Forms 8-K to file a complete copy of the credit agreements, including all schedules and exhibits thereto.

Item 15.  Exhibits and Financial Statement Schedules, page 130

20. Please be advised that investors are entitled to rely upon the information you provide in your filings, including the representations, warranties and other terms included in the agreements filed as exhibits to your filings.  Therefore, in future filings, please delete the disclaimer language on the bottom of page 132.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 19 – Legal Proceedings and Contingencies

21. You have agreed to discontinue the production and sale of this flame retardant product. Tell us how you intend to modify your disclosures to disclose, if material, how this phase out has impacted or is expected to impact your results of operations, assets, and cash flows. We also note your CEO's comments regarding new flame retardant products in 2010. Expand your disclosures to provide insight into the status and the extent of success regarding the launch of these new products.

22. You agreed in early 2010 to phase out production and sale of decabromodiphenyl ether (decaBDE). It appears that this was done because of EPA concerns about human health and the environment. Tell us what consideration you gave to disclosures about this issue, including the level of revenue and gross margin and any litigation. If there are any other related products, please be thorough in your response.

Internal Review of Customer Incentive, Commission and Promotional Payment Practices, page 114

23. We note your disclosure regarding the identification of suspicious payments made to individuals in certain Asian countries. Please provide us with the following:

- Provide us with a temporal analysis of these events from the date they first came to the company's attention through the conclusion of your Audit Committee's investigation. We note that at the time you filed your 2009 Form 10-K, your disclosure indicates your investigation was ongoing.

- Your disclosure indicates these payments were without adequate internal control and resulted in the payments not being recorded properly. It appears that at some point prior to filing your first quarterly report on Form 10-Q in 2010, the company's investigation reached a conclusion on these matters. Your Form 10-Q for the period ended March 31, 2010 indicates the payments impacted your results of operations by approximately $4 million and that changes were made to the company's internal controls to address this matter. Please tell us how you were able to conclude that you made no changes to your internal controls that materially affected your internal control over financial reporting during the quarter ended March 31, 2010.

- Please tell us and expand your disclosures to describe the changes you made to improve your internal controls including when you made such changes.

- Please tell us if these payments made by certain individuals were in contravention of any laws. If so, please elaborate thoroughly and describe the impact, or expected impact on the company.

Definitive Proxy Statement on Schedule 14A

Compensation, Discussion and Analysis, page 17

Components of Compensation, page 21

24. We note your disclosure that you increased the total compensation of Ms. Flaherty and Mr. Swiech. However, it is unclear by how much you increased their total compensation as it appears that you have only provided qualitative disclosure of the base salary increases. In future filings, please clearly disclose in quantitative terms any increase in total compensation for each named executive officer and state where the total compensation fell with respect to the peer data.

How We Use Compensation Consultants, page 20

25. You disclose in the last sentence of the second paragraph that the committee did not approve the consulting services management engaged PM&P to provide in 2010. Please tell us whether the committee approved the consulting services management engaged Towers Watson to provide for management in 2010 as the disclosure does not provide this information. In future filings, please provide the disclosure under Item 407(e)(3)(iii)(A) with respect to all compensation consultants engaged by management during the last completed fiscal year.

Annual Performance-Based Cash Incentive Compensation, page 22

26. In future filings, please revise the second paragraph on page 24 to show the actual calculation for each named executive officers' MIP cash incentive award.

2010 Performance Measures, page 23

27. We note your disclosure in the third paragraph on page 23 that once the Consolidated EBITDA threshold performance has been met, the 2010 MIP is funded from 1% to 200% of target performance depending on the level of actual performance achieved. You disclose in the second paragraph on page 24 the level of funding for each performance metric. In future filings, please disclose how you determine the actual percentage at which you will fund MIP for different levels of performance for each performance metric. If the compensation committee has discretion to determine the precise percentages at which MIP is funded for each performance metric, please state so in your future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Hartz, Senior Assistant Chief Accountant at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

 cc: Robert M. Hayward, P.C.  (*via facsimile at* (312) 862-2200)
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654